Exhibit 99.1

Autohome Inc. Announces Unaudited 2022 Second Quarter and Interim Financial Results

BEIJING, August 3, 2022 – Autohome Inc. (NYSE: ATHM; HKEX: 2518) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the three months and six months ended June 30, 2022.

Second Quarter 2022 Highlights1

•	Net Revenues in the second quarter of 2022 were RMB1,733.0 million (US$258.7 million), compared to RMB1,938.0 million in the corresponding period of 2021.

•

Net Income attributable to Autohome Inc. in the second quarter of 2022 was RMB435.0 million (US$64.9 million), compared to RMB754.9 million in the corresponding period of 2021, and net income attributable to ordinary shareholders in the second quarter of 2022 was RMB423.4 million (US$63.2 million), compared to RMB746.7 million in the corresponding period of 2021.

•	Adjusted Net Income attributable to Autohome Inc. (Non-GAAP)[2] in the second quarter of 2022 was RMB472.2 million (US$70.5 million), compared to RMB795.4 million in the corresponding period of 2021.

•	Share Repurchase: As of July 31, 2022, the Company has repurchased 1,883,906 American depositary shares (“ADSs”) for a total cost of approximately US$54.2 million.

Mr. Quan Long, Chairman of the Board of Directors and Chief Executive Officer of Autohome, stated, “We are pleased to report a strong operational and financial performance in the second quarter of 2022. Though we faced a rather challenging environment due to the pandemic, Autohome still delivered another solid quarter, clearly demonstrating our business resilience and market-leading position. For users, we continued to promote our core IP strategy and differentiate our offerings to provide users with more choices and services, effectively expanding our user base as we further diversified content ecosystem. In June 2022, our aggregated average daily users grew by 8.1% year-over-year to 47.63 million, according to QuestMobile, setting a new record high and firmly maintaining our leading position in the auto vertical. For our customers, we proactively built new business operation models in response to the cancellation of local offline auto shows due to the pandemic’s resurgence. For example, we added VR functionality to our Intelligent Showroom, helping our customers to expand their user reach. We also normalized online auto shows, providing automakers a platform to promote their localized marketing information. In the first half of the year, we held more than 300 national and local online auto shows, covering over 70 million people throughout China. Moving ahead, we remain committed to enhancing our platform while accelerating new initiatives and deepening synergies with Ping An Group. We look forward to generating additional long-term value for our users, customers, shareholders and other stakeholders across our comprehensive auto search, purchase and use ecosystem.”

[1]

The reporting currency of the Company is Renminbi (“RMB”). For the convenience of readers, certain amounts throughout the release are presented in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB6.6981 on June 30, 2022 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

[2]

For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.

Mr. Craig Yan Zeng, Chief Financial Officer of Autohome, added, “We sustained our strong recovery momentum in the second quarter of 2022 with revenues totaling RMB1.73 billion. Notably, the year-over-year revenue growth for our new energy vehicle (“NEV”) business once again significantly outpaced the market. Despite the pandemic, by leveraging our big data and technology capabilities, we enabled our dealer customers to realize contactless sales and marketing with our data products and services, leading to an increase in our product popularity. We are also glad to see that the number of our dealer customers for data products in the second quarter increased by 14% year-over-year while for the first half of this year, the average revenue per dealer store and the average number of data products adopted by each dealer store rose by 20% and 32% year-over-year, respectively, all exhibiting strong growth trends. Looking to the rest of 2022, with government stimulus packages for auto consumption taking effect and supported by our robust balance sheet and abundant cash on hand, we are confident that we are well-positioned to capture new opportunities in strategic areas that will contribute to Autohome’s future growth.”

Unaudited Second Quarter 2022 Financial Results

Net Revenues

Net revenues in the second quarter of 2022 were RMB1,733.0 million (US$258.7 million), compared to RMB1,938.0 million in the corresponding period of 2021.

•

Media services revenues were RMB530.6 million (US$79.2 million), compared to RMB599.8 million in the corresponding period of 2021. The decline was attributable to the decrease in average revenue per automaker advertiser, which was primarily due to the impact of the COVID-19 pandemic on certain cities in China in the first half of 2022.

•	Leads generation services revenues were RMB752.8 million (US$112.4 million), compared to RMB744.0 million in the corresponding period of 2021.

•

Online marketplace and others revenues were RMB449.6 million (US$67.1 million), compared to RMB594.3 million in the corresponding period of 2021. The decrease was primarily attributable to the impact of the COVID-19 pandemic on certain cities in China in the first half of 2022.

Cost of Revenues

Cost of revenues was RMB278.9 million (US$41.6 million) in the second quarter of 2022, compared to RMB261.6 million in the corresponding period of 2021. The increase was primarily attributable to the continuous investment in content. Share-based compensation expense included in cost of revenues in the second quarter of 2022 was RMB1.3 million (US$0.2 million), compared to RMB5.1 million in the corresponding period of 2021.

Operating Expenses

Operating expenses were RMB1,227.5 million (US$183.3 million) in the second quarter of 2022, compared to RMB1,073.8 million in the corresponding period of 2021.

•

Sales and marketing expenses were RMB738.7 million (US$110.3 million) in the second quarter of 2022, compared to RMB562.4 million in the corresponding period of 2021. The increase was primarily attributable to the escalation of marketing and promotional spending. Share-based compensation expense included in sales and marketing expenses in the second quarter of 2022 was RMB5.4 million (US$0.8 million), compared to RMB10.8 million in the corresponding period of 2021.

•

General and administrative expenses were RMB126.6 million (US$18.9 million) in the second quarter of 2022, compared to RMB176.8 million in the corresponding period of 2021. The decrease was primarily attributable to the reduction of expected credit losses. Share-based compensation expense included in general and administrative expenses in the second quarter of 2022 was RMB10.1 million (US$1.5 million), compared to RMB10.2 million in the corresponding period of 2021.

•

Product development expenses were RMB362.2 million (US$54.1 million) in the second quarter of 2022, compared to RMB334.7 million in the corresponding period of 2021. The increase was primarily attributable to greater investment in research and development activities for digital products. Share-based compensation expense included in product development expenses in the second quarter of 2022 was RMB11.6 million (US$1.7 million), compared to RMB18.8 million in the corresponding period of 2021.

Operating Profit

Operating profit was RMB301.3 million (US$45.0 million) in the second quarter of 2022, compared to RMB673.0 million in the corresponding period of 2021.

Income Tax Expense

There was an income tax expense of RMB34.1 million (US$5.1 million) in the second quarter of 2022, compared to income tax expense of RMB70.2 million in the corresponding period of 2021. The decrease was primarily attributable to the lower profit before income tax.

Net Income attributable to Autohome Inc.

Net income attributable to Autohome Inc. was RMB435.0 million (US$64.9 million) in the second quarter of 2022, compared to RMB754.9 million in the corresponding period of 2021.

Net Income attributable to Ordinary Shareholders and Earnings per Share/ADS

Net income attributable to ordinary shareholders was RMB423.4 million (US$63.2 million) in the second quarter of 2022, compared to RMB746.7 million in the corresponding period of 2021. Basic and diluted earnings per share (“EPS”) were RMB0.85 (US$0.13) and RMB0.84 (US$0.13), respectively, in the second quarter of 2022, as compared to basic and diluted EPS of RMB1.48 and RMB1.48, respectively, in the corresponding period of 2021. Basic and diluted earnings per ADS were RMB3.38 (US$0.50) and RMB3.38 (US$0.50), respectively, in the second quarter of 2022 as compared to basic and diluted earnings per ADS of RMB5.92 and RMB5.91, respectively, in the corresponding period of 2021.

Adjusted Net Income attributable to Autohome Inc. (Non-GAAP) and Non-GAAP Earnings per Share/ADS

Adjusted net income attributable to Autohome Inc. (Non-GAAP) was RMB472.2 million (US$70.5 million) in the second quarter of 2022, compared to RMB795.4 million in the corresponding period of 2021. Non-GAAP basic and diluted EPS were RMB0.94 (US$0.14) and RMB0.94 (US$0.14), respectively, in the second quarter of 2022 as compared to non-GAAP basic and diluted EPS of RMB1.58 and RMB1.57, respectively, in the corresponding period of 2021. Non-GAAP basic and diluted earnings per ADS were RMB3.77 (US$0.56) and RMB3.77 (US$0.56), respectively, in the second quarter of 2022, compared to non-GAAP basic and diluted earnings per ADS of RMB6.31 and RMB6.30, respectively, in the corresponding period of 2021.

Balance Sheet and Cash Flow

As of June 30, 2022, the Company had cash and cash equivalents and short-term investments of RMB20.94 billion (US$3,125.8 million). Net cash provided by operating activities in the second quarter of 2022 was RMB488.3 million (US$72.9 million).

Employees

The Company had 5,631 employees as of June 30, 2022, including 2,075 employees from TTP Car, Inc. (“TTP”).

Conference Call Information

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on Wednesday, August 3, 2022 (8:00 PM Beijing Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	+1-855-824-5644
Hong Kong, China:	+852-3027-6500
Mainland China:	8009-880-563/ 400-821-0637
United Kingdom:	0800-026-1542
International:	+1-646-722-4977
Passcode:	41836568#

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until August 10, 2022:

United States:	+1-646-982-0473
International:	+61-2-8325-2405
Passcode:	520002963#

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM; HKEX: 2518) is the leading online destination for automobile consumers in China. Its mission is to engage, educate and inform consumers about everything auto. Autohome provides original generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; relevant government policies and regulatory environment of China; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome Inc., Non-GAAP basic and diluted EPS and earnings per ADS, Adjusted net margin and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome Inc. as net income attributable to Autohome Inc. excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisition, certain noncontrolling interests adjustments for TTP (starting in the first quarter of 2021 for the first time, which included interest income related to convertible bond investment to TTP that is eliminated in consolidation), investment loss relating to non-operating impact of a write-down of the initial investment in a financial product, (gain)/loss pickup of equity method investments, and impairment of long-term investments, with all the reconciliation items adjusted for related income tax effects. We define non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome Inc. divided by the basic and diluted weighted average number of ordinary shares. We define non-GAAP basic and diluted earnings per ADS as Adjusted Net Income attributable to Autohome Inc. divided by the basic and diluted weighted average number of ADSs. We define Adjusted net margin as Adjusted Net Income attributable to Autohome Inc. divided by total net revenues. We define Adjusted EBITDA as net income attributable to Autohome Inc. before income tax expense, depreciation expenses of property and equipment, amortization expenses of intangible assets and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain non-cash charges or items that are non-operating in nature. The use of the above non-GAAP financial measures has certain limitations as they excluded certain items that have been and will continue to be incurred in the future, but such items should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Investor Relations

Sterling Song

Investor Relations Director

Tel: +86-10-5985-7483

E-mail: ir@autohome.com.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: autohome@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: autohome@tpg-ir.com

AUTOHOME INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(Amount in thousands, except per share / per ADS data)

	For three months ended June 30,			For six months ended June 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues:
Media services	599,812	530,561	79,211	1,204,636	797,363	119,043
Leads generation services	743,953	752,813	112,392	1,441,587	1,461,017	218,124
Online marketplace and others	594,278	449,619	67,126	1,133,401	945,905	141,220

Total net revenues	1,938,043	1,732,993	258,729	3,779,624	3,204,285	478,387

Cost of revenues	(261,587)	(278,864)	(41,633)	(504,710)	(533,881)	(79,706)

Gross profit	1,676,456	1,454,129	217,096	3,274,914	2,670,404	398,681

Operating expenses:
Sales and marketing expenses	(562,362)	(738,729)	(110,289)	(1,244,995)	(1,330,983)	(198,711)
General and administrative expenses	(176,782)	(126,616)	(18,903)	(305,407)	(263,178)	(39,291)
Product development expenses	(334,662)	(362,194)	(54,074)	(639,213)	(717,441)	(107,111)

Total operating expenses	(1,073,806)	(1,227,539)	(183,266)	(2,189,615)	(2,311,602)	(345,113)

Other operating income, net	70,337	74,661	11,147	154,322	183,685	27,423

Operating profit	672,987	301,251	44,977	1,239,621	542,487	80,991

Interest and investment income, net	138,859	149,398	22,305	268,562	240,166	35,856
Gain/(loss) from equity method investments, net	(763)	5,882	878	(960)	(20,347)	(3,038)

Income before income taxes	811,083	456,531	68,160	1,507,223	762,306	113,809

Income tax expense	(70,216)	(34,108)	(5,092)	(135,249)	(42,148)	(6,293)

Net income	740,867	422,423	63,068	1,371,974	720,158	107,516

Net loss attributable to noncontrolling interests	14,073	12,593	1,880	87,255	33,106	4,943

Net income attributable to Autohome Inc.	754,940	435,016	64,948	1,459,229	753,264	112,459

Accretion of mezzanine equity	(29,218)	(33,383)	(4,984)	(356,291)	(64,259)	(9,594)
Accretion attributable to noncontrolling interests	20,984	21,743	3,246	277,567	41,861	6,250

Net income attributable to ordinary shareholders	746,706	423,376	63,210	1,380,505	730,866	109,115

Earnings per share for ordinary share
Basic	1.48	0.85	0.13	2.79	1.45	0.22
Diluted	1.48	0.84	0.13	2.79	1.45	0.22
Earnings per ADS attributable to ordinary shareholders (one ADS equals for four ordinary shares)
Basic	5.92	3.38	0.50	11.18	5.82	0.87
Diluted	5.91	3.38	0.50	11.15	5.81	0.87
Weighted average shares used to compute earnings per share attributable to ordinary shareholders:
Basic	504,293,912	500,676,420	500,676,420	493,953,692	502,552,188	502,552,188
Diluted	505,183,728	501,112,704	501,112,704	495,253,000	502,882,428	502,882,428

AUTOHOME INC.

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share / per ADS data)

	For three months ended June 30,			For six months ended June 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Autohome Inc.	754,940	435,016	64,946	1,459,229	753,264	112,459
Plus: income tax expense	72,198	35,448	5,292	137,231	44,829	6,693
Plus: depreciation of property and equipment	53,816	57,596	8,599	104,510	114,824	17,143
Plus: amortization of intangible assets	8,307	10,837	1,618	11,276	21,674	3,236

EBITDA	889,261	538,897	80,455	1,712,246	934,591	139,531

Plus: share-based compensation expenses	44,966	28,396	4,239	98,803	69,257	10,340

Adjusted EBITDA	934,227	567,293	84,694	1,811,049	1,003,848	149,871

Net income attributable to Autohome Inc.	754,940	435,016	64,946	1,459,229	753,264	112,459
Plus: amortization of intangible assets resulting from business acquisition	6,444	10,722	1,601	7,583	21,444	3,202
Plus: share-based compensation expenses	44,966	28,396	4,239	98,803	69,257	10,340
Plus: investment loss arising from one of financial products[3]	—	4,021	600	—	58,441	8,725
Plus: (gain)/loss on equity method investments, net	763	(5,882)	(878)	960	20,347	3,038
Plus: certain noncontrolling interests adjustments for TTP	(10,826)	—	—	(35,196)	—	—
Plus: impairment of long-term investments	—	1,696	253	—	1,696	253
Plus: tax effects of the adjustments	(931)	(1,746)	(261)	(968)	(14,693)	(2,194)

Adjusted net income attributable to Autohome Inc.	795,356	472,223	70,500	1,530,411	909,756	135,823

Net income attributable to Autohome Inc.	754,940	435,016	64,946	1,459,229	753,264	112,459
Net margin	39.0%	25.1%	25.1%	38.6%	23.5%	23.5%
Adjusted net income attributable to Autohome Inc.	795,356	472,223	70,500	1,530,411	909,756	135,823
Adjusted net margin	41.0%	27.2%	27.2%	40.5%	28.4%	28.4%
Non-GAAP earnings per share
Basic	1.58	0.94	0.14	3.10	1.81	0.27
Diluted	1.57	0.94	0.14	3.09	1.81	0.27
Non-GAAP earnings per ADS (one ADS equals for four ordinary shares)
Basic	6.31	3.77	0.56	12.39	7.24	1.08
Diluted	6.30	3.77	0.56	12.36	7.24	1.08
Weighted average shares used to compute non-GAAP earnings per share:
Basic	504,293,912	500,676,420	500,676,420	493,953,692	502,552,188	502,552,188
Diluted	505,183,728	501,112,704	501,112,704	495,253,000	502,882,428	502,882,428

[3]

It represented the investment loss of an overdue financial product in the second quarter and first half of 2022, which was recognized at “interest and investment income, net”. The impact was considered to be not directly related to the Company’s operating activities.

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(Amount in thousands, except as noted)

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	4,236,501	3,851,719	575,047
Restricted Cash	89,855	9,175	1,370
Short-term investments	16,496,267	17,085,149	2,550,746
Accounts receivable, net	2,139,471	1,444,055	215,592
Amounts due from related parties, current	83,376	45,529	6,797
Prepaid expenses and other current assets	280,248	431,000	64,347

Total current assets	23,325,718	22,866,627	3,413,899

Non-current assets
Restricted cash, non-current	5,200	5,200	776
Property and equipment, net	381,496	305,036	45,541
Goodwill and intangible assets, net	4,428,822	4,389,280	655,302
Long-term investments	70,720	448,677	66,986
Deferred tax assets	176,138	173,414	25,890
Amounts due from related parties, non-current	7,529	14,182	2,117
Other non-current assets	133,383	151,367	22,598

Total non-current assets	5,203,288	5,487,156	819,210

Total assets	28,529,006	28,353,783	4,233,109

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	2,044,597	1,962,191	292,946
Advance from customers	123,370	97,537	14,562
Deferred revenue	1,553,013	1,274,556	190,286
Income tax payable	233,342	163,922	24,473
Amounts due to related parties	31,897	26,838	4,007

Total current liabilities	3,986,219	3,525,044	526,274

Non-current liabilities
Other liabilities	28,619	52,300	7,810
Deferred tax liabilities	576,798	518,548	77,417

Total non-current liabilities	605,417	570,848	85,227

Total liabilities	4,591,636	4,095,892	611,501

MEZZANINE EQUITY
Convertible redeemable noncontrolling interests	1,468,029	1,532,287	228,764

EQUITY
Total Autohome Inc. shareholders’ equity	22,754,419	23,085,878	3,446,631
Noncontrolling interests	(285,078)	(360,274)	(53,787)

Total equity	22,469,341	22,725,604	3,392,844

Total liabilities, mezzanine equity and equity	28,529,006	28,353,783	4,233,109